SEC File #333-21949
                                                       CUSIP #786450AC0 Series B
                                                             #786450AF3 Series D

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                  For Period Ended: April 1, 2000

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:     N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A

Part I-Registrant Information

         Full Name of Registrant:
                           Safelite Glass Corp.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           1105 Schrock Road

                  City, State and Zip Code
                           Columbus, Ohio 43229


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Part II-Rules 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     On June 9, 2000, Safelite Glass Corp., as part of a pre-arranged plan to restructure its debt, filed a voluntary petition for reorganization under chapter 11 of the Federal Bankruptcy Code. The resulting additional administrative efforts associated with the filing and its related impact on the company's annual reporting process, has prevented Safelite from completing and filing the 10-K within the prescribed timeframe.

Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Poe A. Timmons, Vice President - Finance,   (614)             842-3325
(Name)                                      (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes  [ ] No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Summary Results of Operations

                                Fiscal Year Ended

         ($ in thousands)              4/3/1999                       4/1/2000

         Sales                         $876,811                       $859,165
         Gross Profit                   231,085                        211,241
         Operating Income (Loss)         36,450                         (1,390)
         Loss before Taxes               (9,549)                       (48,195)
         Income Tax Provision              (433)                       (72,062)
         Extraordinary Item              (4,028)                             0
         Net Loss                       (14,010)                      (120,257)

          Difficult auto glass replacement market conditions, as evidenced by lower overall industry volume and pricing, contributed to a significant decline in gross margin between years. The market conditions and the expected loss of a significant portion of sales from Safelite's largest customer upon expiration of their contract in October 2000 caused Safelite to undertake a restructuring program to lower its cost structure. Consequently, restructuring charges of $21.6 million were taken against operating income in fiscal year 2000 for store closings, the closing of one national call center and reductions in field and corporate overhead staff. Also, as a result of increased uncertainty regarding Safelite's ability to realize deferred tax assets, the valuation allowance was adjusted in fiscal year 2000 to fully reserve for all deferred taxes and loss carryforwards, resulting in an increase in the tax provision of $94.0 million.

                              SAFELITE GLASS CORP.
                  (Name of Registrant as specified in charter)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Safelite has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 6/30/00                               By: /s/ Poe A. Timmons
                                              Name: Poe A. Timmons
                                              Title: Vice President - Finance